Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY:

Maxar Technologies Ltd. (formerly known as MacDonald, Dettwiler and Associates Ltd.) (the “Company”)

1570-200 Burrard Street

Vancouver, BC V6C 3L6

2.	DATE OF MATERIAL CHANGE

October 5, 2017

3.	NEWS RELEASE

A news release disclosing the material change was issued through CNW Newswire on October 5, 2017.

4.	SUMMARY OF MATERIAL CHANGE

On October 5, 2017, the Company and DigitalGlobe, Inc., a Delaware corporation (“DigitalGlobe”) completed their previously announced merger transaction in accordance with the agreement and plan of merger dated February 24, 2017 (the “Merger Agreement”) between the Company, a corporation organized under the laws of British Columbia, DigitalGlobe, Maxar Technologies Holdings Inc. (formerly known as SSL MDA Holdings, Inc.), a Delaware corporation and wholly owned subsidiary of the Company (“Holdings”) and Merlin Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Holdings (“Merger Sub”), pursuant to which, among other things, Merger Sub merged with and into DigitalGlobe (the “Merger”), with DigitalGlobe surviving the Merger as an indirect wholly owned subsidiary of the Company.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1	Full Description of Material Change:

Closing of the Merger

On October 5, 2017, the Company and DigitalGlobe completed their previously announced Merger, with DigitalGlobe surviving the Merger as an indirect wholly owned subsidiary of the Company. Shareholders of DigitalGlobe voted in favour of the Merger at a special meeting of DigitalGlobe shareholders held on July 27, 2017. Shareholders of the Company also voted in favour of a share issuance resolution in connection with the Merger at an annual and special meeting of the Company’s shareholders held on July 27, 2017 (the “Company Meeting”).

As consideration for the Merger, DigitalGlobe shareholders received for each share of DigitalGlobe common stock outstanding (a) cash in an amount equal to US$17.50 and (b) 0.3132 of a validly issued, fully paid and non-assessable common share of the Company, without interest and subject to any required withholding for taxes (the “Merger Consideration”). The aggregate consideration paid to former shareholders and equityholders of DigitalGlobe by the Company in the Merger was approximately US$1,155,484,340 in cash plus approximately 19,644,240 shares of the Company. In addition, certain DigitalGlobe restricted stock units represent the contingent right to receive approximately 592,038 common shares of the Company (such DigitalGlobe restricted stock units also represented a right to receive approximately US$33,154,313 in cash which was paid on the closing date of the Merger and is included in the aggregate cash consideration number above). All of the former holders of DigitalGlobe Series A Convertible Preferred Stock and holders of 352,225 shares of DigitalGlobe common stock have taken steps to exercise appraisal rights under Section 262 of the Delaware General Corporation Law (“DGCL”). If any such holder abandons or fails to perfect their appraisal rights under the DGCL, such holder will be entitled to receive the Merger Consideration that it would have otherwise been entitled to receive pursuant to the Merger Agreement. If all such holders abandon or fail to perfect their appraisal rights, the aggregate Merger Consideration that would be payable to such former holders is US$59,696,962 in cash and 1,068,405 common shares of the Company.

New Corporate Name

Immediately following the closing of the Merger, the Company became “Maxar Technologies Ltd.” and Holdings became “Maxar Technologies Holdings Inc.”.

The common shares of the Company began trading on October 5, 2017 on the New York Stock Exchange (“NYSE”) under the ticker symbol “MDA”. The Company’s ticker symbol on both the NYSE and Toronto Stock Exchange were changed to “MAXR” on October 10, 2017 to reflect the Company’s new name. The Company became a U.S. Securities and Exchange Commission registrant on June 16, 2017. In connection with the completion of the Merger, the shares of common stock of DigitalGlobe trading on the NYSE will be delisted from the NYSE and will be de-registered under the U.S. Securities Exchange Act of 1934.

Leadership

Howell M. Estes, III, L. Roger Mason, Jr. and Nick S. Cyprus, all of whom served as directors of DigitalGlobe immediately prior to the closing of the Merger and were elected to the Company’s board of directors at the Company Meeting conditional on the completion of the Merger, have now joined the Company’s board of directors. The Company’s board of directors now consists of eleven directors.

Howard Lance will continue to lead the Company as president and chief executive officer. The senior leadership team will be comprised of executives from both the Company and DigitalGlobe.

William McCombe has been appointed executive vice president and chief financial officer of the Company. Anil Wirasekara, who previously served as Chief Financial Officer of the Company since 1994, will continue with Holdings and serve as the senior financial executive, based in Canada. Mr. Wirasekara will continue to report to Mr. Lance, with a significant portfolio of executive responsibilities.

Timothy M. Hascall has been appointed executive vice president and chief operations officer of Holdings. Mr. Hascall previously served as executive vice president responsible for the Imagery business unit at DigitalGlobe, including operations and customer experience.

Dr. Walter S. Scott has been appointed executive vice president and chief technology officer of Holdings. Dr. Scott formed DigitalGlobe in 1992 as WorldView Imaging Corporation, the first company to receive a high-resolution commercial remote sensing license from the U.S. Government and will continue to lead DigitalGlobe’s Platform business while taking on expanded responsibilities for Holdings.

Daniel L. Jablonsky has been appointed president of DigitalGlobe. Mr. Jablonsky previously served as general manager of the U.S. and International Defense and Intelligence businesses at DigitalGlobe, as well as serving as its senior vice president and general counsel.

Tony Frazier has been appointed president of a new business unit that combines the DigitalGlobe l Radiant and the MDA Information Systems businesses (“Radiant Solutions”). Mr. Frazier previously served as senior vice president of services at DigitalGlobe. Don Schaefer, who previously served as president of MDA Information Systems, has been appointed chief strategy officer of Radiant Solutions.

Financing

On October 5, 2017, in connection with the Merger, the Company amended and restated its 2012 Credit Agreement (the “Amended and Restated Credit Agreement”) administered for the lenders by Royal Bank of Canada to establish (a) a four year senior secured first lien revolving credit facility in an aggregate principal amount of US$1,150,000,000; (b) a four year senior secured first lien operating facility in an aggregate principal amount of US$100,000,000; (b) a senior secured first lien term loan A facility in an aggregate principal amount of US$500,000,000 consisting of a US$250,000,000 tranche with a three year maturity and a US$250,000,000 tranche with a four year maturity; and (c) a seven year senior secured first lien term loan B facility in an aggregate principal amount of US$2,000,000,000. Obligations of the Company are guaranteed on a senior secured first lien basis by DigitalGlobe and other subsidiaries (that are not excluded subsidiaries) designated by the Company from time to time, provided that adjusted EBITDA of the Company and its designated subsidiaries shall be no less than 85% of consolidated adjusted EBITDA of the Company.

The foregoing description of the Amended and Restated Credit Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amended and Restated Credit Agreement. A copy of the Amended and Restated Credit Agreement has been filed on the Company’s SEDAR profile and is available for viewing at www.sedar.com.

5.2	Disclosure for Restructuring Transactions:

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

For further information, please contact Marissa Poratto, Investor Relations, by telephone at (604) 331-2044.

9.	DATE OF REPORT

October 13, 2017

Forward-Looking Statements

This material change report contains forward-looking statements and information, which reflect the current view of the Company with respect to future events. The forward-looking statements in this regard include statements as to management’s expectations with respect to: the Company’s plans, objectives, expectations and intentions; and other statements that are not historical facts.

Although management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Any such forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this material change report. Additional information concerning these risk factors can be found in the Company’s filings with Canadian securities regulatory authorities, which are available online under the Company’s SEDAR profile at www.sedar.com, the Company’s filings with the United States Securities and Exchange Commission, or on the Company’s website at www.mdacorporation.com.

The forward-looking statements contained in this material change report are expressly qualified in their entirety by the foregoing cautionary statements and are based upon data available as of the date of this material change report and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this material change report as a result of new information or future events, except as may be required under applicable securities legislation.